June 1, 2005

Via Mail and Fax

Mr. Steven Gaspar
President
VMH Videomoviehouse.Com, Inc.
14-34368 Manufacturer`s Way
Abbotsford, British Columbia, Canada V2S 7MI

	RE: 	VMH Videomoviehouse.Com, Inc.
		Form 10-KSB for the Year Ended June 30, 2004
Form 10-QSB for the Quarterly Period Ended March 31, 2005
		File Number 333-70836

Dear Mr. Gaspar:

	We have reviewed your response letter dated March 21, 2005 and the above referenced filings, and have the following comments.

Form 10-KSB for the Year Ended June 30, 2004

Notes to the Financial Statements, page F-6
1. In future filings, please disclose the information required by paragraph 38(a) of FAS 131.

Form 10-QSB for the Quarterly Period Ended March 31, 2005

Balance Sheets, page F-1
Accumulated Other Comprehensive Income (Loss), page F-1 and
Statements of Operations and Comprehensive Income (Loss), page F-2 Other Comprehensive Income (Loss), page F-2
2. In comparison to your prior filings made, it appears that you have revised cumulative amounts associated with foreign currency translation adjustments and transactions. However, it is unclear why you continue to record such amounts, for the functional currency continues to be the same as the reporting currency and it does not appear that the circumstances in paragraph 20 of FAS 52 are applicable to you. Please explain your basis for recording foreign currency translation gain (loss) in other comprehensive income
(loss). Your response should refer to the specific provisions within FAS 52 or other guidance on which you relied.

Statements of Operations and Comprehensive Income (Loss), page F-2
3. Please disclose the amount of foreign currency transaction gains/losses included in net income/loss for each period in accordance with paragraph 30 of FAS 52.

Condensed Notes to Interim Financial Statements, page F-4
Note 1 - Basis of Presentation, page F-4
4. Please clearly disclose the effect, if any, of prior period adjustments on current period year to date amounts in regard to foreign currency translations and transactions and other matters as appropriate. Also, disclose that prior year amounts have been reclassified to conform to the current period as appropriate. Provide us with your intended disclosure.

Note 2 - Summary of Significant Accounting Policies, page F-4
Revenue and Cost Recognition, page F- 5
5. We note that you do not provide an allowance for sales returns and charge backs. Based on the amounts disclosed in Note 4, it appears that such amounts are material. Please revise your accounting to provide an allowance for these items in accordance with paragraph
7 of FAS 48, or explain why this is not appropriate. Please note that if returns and charge backs are not reasonably estimable you may be precluded from recognizing the associated revenue at the time of sale. Refer to paragraph 6 of FAS 48. Tell us the amount of the provision for the most recent fiscal year and interim period completed.

Note 4 - Revenue Recognition, page F-8
6. Refer to comment number 4 in our letter dated March 3, 2005. We do not see the disclosure indicated in your response for the accounting policy regarding your money back guarantee. Please revise to specifically disclose your accounting policy and how it complies with FAS 48. Provide us with your intended disclosure.

Management`s Discussion and Analysis ..., page 11
7. Please disclose your accounting related to the new rental operation started in April 2005. In particular, address the situation in which the customer no longer pays the monthly fee and does not return the product rented, and any related provisions for unreturned products to be recorded at the time of rental. Also, disclose your accounting policy in regard to excessive inventory and how you will identify such with respect to this new operation. Provide us with your intended disclosure.

Results of Operations, page 11
8. Refer to comment number 8 in our letter dated March 3, 2005. Please disclose the reasons for the variance in you gross profit margins, and any applicable trend information, consistent with your response and for other significant factors, as appropriate. Provide us with your intended disclosure.

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Doug Jones at 202-551-3309 or the undersigned at 202-551-3812 with any questions.

	Sincerely,



	Michael Fay
	Branch Chief

cc:	Mr. Steven Gaspar (via facsimile at 604-852-1532)